Exhibit (d)(3)

November 5, 2020

MorphoSys AG

Semmelweisstr. 7, 82152 P

Planegg, Germany

Attention:	Lara Smith-Weber

SVP and Global Head of Controlling

Dr. Bodo Marr

Senior Director, Head of Corporate Development

Re:	Non-Disclosure Agreement

Ladies and Gentlemen:

In connection with the consideration of a possible negotiated transaction (a “Possible Transaction”) involving MorphoSys AG, a German stock corporation (Aktiengesellschaft) (collectively, with its subsidiaries, the “Recipient”), and Constellation Pharmaceuticals, Inc., a Delaware corporation (collectively, with its subsidiaries, the “Company”); each of Recipient and the Company is referred to as a “Party” and together as the “Parties”), the Company is prepared to make available to Recipient certain information concerning the Company, including its business, financial condition, operations, strategy, assets and liabilities.

1. Evaluation Material. The term “Evaluation Material” shall mean all information concerning or relating to the Company or its business, financial condition, operations, strategy, assets or liabilities which is or has previously been shared with, or furnished to, the Recipient or the Recipient’s Representatives, before, on or after the date of this letter agreement by or on behalf of the Company or any of its Representatives, including all information shared in connection with the Confidential Disclosure Agreement (the “Prior CDA” ) between the Parties, dated as of September 21, 2020, and including, for the avoidance of doubt, information ascertained by Recipient or its Representatives through due diligence investigation or discussions with employees or other Representatives of the Company, together with any notes, analyses, compilations, studies, interpretations, documents or records prepared by the Recipient or any of its Representatives, to the extent that such notes, analyses, compilations, studies, interpretations, documents or records are based upon or reflect such information. Notwithstanding any other provision hereof, the term Evaluation Material shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Recipient or its Representatives in breach of this letter agreement, (ii) was within the Recipient’s possession on a non-confidential basis prior to it being furnished to the Recipient or its Representatives, as applicable, by or on behalf of the Company or any of its Representatives, provided that the source of such information was not known by the Recipient or its Representatives (after due inquiry) to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company with respect to such information, (iii) becomes available to the Recipient on a non-confidential basis from a source other than the Company or any of its Representatives, provided that such source is not known by the Recipient or its Representatives (after due inquiry) to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company with respect to such information or (iv) is or was independently developed by the Recipient without the use of or reliance upon any Evaluation Material, as demonstrated by contemporaneous written records.

2. Use and Disclosure of Evaluation Material. The Recipient recognizes and acknowledges the confidential nature of the Evaluation Material and the damage that would result to the Company if any information contained therein were disclosed to a third party or used in violation hereof. The Recipient hereby agrees that the Recipient and its Representatives will not use any of the Evaluation Material other than to evaluate, negotiate or structure a Possible Transaction. The Recipient hereby agrees that the Evaluation Material will be kept confidential and that the Recipient and its Representatives will not disclose to any other person (as defined below) any of the

Evaluation Material except in compliance with this letter agreement; provided, however, that (i) the Recipient may make any disclosure of the Evaluation Material to which the Company gives its prior written consent and (ii) any of the Evaluation Material may be disclosed to the Recipient’s Representatives who need to know such information for the purpose of evaluating, negotiating or structuring a Possible Transaction and who agree, or who are otherwise subject to a contractual, legal or fiduciary obligation, to comply with the confidentiality and use restrictions hereof applicable to Representatives. In any event, the Recipient agrees that it shall be responsible for any breach of this letter agreement by the Recipient or any of its Representatives. It is understood and agreed that the Company may, in its sole discretion, from time to time upon notice to the Recipient, require that the Recipient refrain from disclosing Evaluation Material that is either competitively sensitive or commercially sensitive to Representatives that are the Recipient or the Recipient’s affiliates’ directors, officers or employees, in which case the Recipient shall refrain from disclosing Evaluation Material to such Representatives.

In addition, the Recipient agrees that, without the prior written consent of the Company, neither the Recipient nor any of its Representatives shall, except as required by Law (as defined below) and in compliance with the next paragraph of this letter agreement or as among the Recipient and its Representatives, disclose to any other person the fact that the Recipient or any of its Representatives has received Evaluation Material or that Evaluation Material has been made available to the Recipient or its Representatives, that this letter agreement exists, that investigations, discussions or negotiations are taking place concerning a Possible Transaction or any of the terms, conditions or other facts with respect to any Possible Transaction, including the status or timing thereof or the identity of the Company (collectively, the “Discussion Information”).

In the event that the Recipient or any of its Representatives is required by applicable law (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar legal process) (collectively, “Law”) to disclose any of the Evaluation Material or Discussion Information, the Recipient shall provide the Company with prompt written notice of any such requirement to the extent not prohibited by Law so that the Company may if it so desires in its sole discretion seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement, and the Recipient or its Representatives shall use their respective reasonable best efforts (at the Company’s expense) to consult and cooperate with the Company to the extent permitted by Law with respect to taking steps to resist or narrow the scope of such request or requirement. If, in the absence of a protective order or other remedy or the receipt of the Company’s written waiver, the Recipient or any of its Representatives are nonetheless legally required to disclose Evaluation Material or Discussion Information, the Recipient or its Representatives may, without liability hereunder, disclose only that portion of the Evaluation Material or Discussion Information which, after consultation with outside legal counsel, the Recipient or its Representative is legally required to disclose, provided that, at the request of the Company, the Recipient will use its reasonable best efforts (at the Company’s expense) to obtain assurance that confidential treatment will be accorded such Evaluation Material and/or Discussion Information, as applicable.

Notwithstanding anything to the contrary in this section 2, if any Evaluation Material or Discussion Information includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations or similar legal process, each Party understands and agrees that the Parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of each party to this letter agreement that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information and its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Evaluation Material provided by or on behalf of the Company or its Representatives to the Recipient or its Representatives that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this letter agreement, and under the joint defense doctrine.

3. Return and Destruction of Evaluation Material. Upon the Company’s written request, the Recipient will at its option promptly (and in no event later than ten (10) business days following such request) deliver to the Company or destroy (which, in the case of electronic information, shall mean using best efforts to destroy) all

Evaluation Material in the possession of the Recipient or its Representatives, and promptly certify in writing to the Company that all such Evaluation Material has been destroyed or delivered to the Company, other than (i) electronic files maintained on routine computer system backup tapes, disks or other backup storage devices as long as such backed-up information is not used, disclosed or otherwise recovered from such backup devices or (ii) as required by the Recipient’s or its Representatives’ counsel solely for legal or regulatory compliance purposes. Notwithstanding the return or destruction of the Evaluation Material, the Recipient and its Representatives shall continue to be bound by the obligations of confidentiality and other obligations pursuant to the terms of this letter agreement.

4. No Representations or Warranties. The Recipient understands, acknowledges and agrees that neither the Company nor any of its Representatives makes any representation or warranty, express or implied, as to the accuracy, reliability, completeness or non-infringement of the Evaluation Material. The Recipient agrees that neither the Company nor any of its Representatives shall have any liability to the Recipient or to any of its Representatives relating to or resulting from the use of, or reliance on, the Evaluation Material or any errors therein or omissions therefrom. Only those representations or warranties which are made in a final definitive agreement regarding a Possible Transaction, when, as and if executed and delivered, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

5. Material Non-Public Information. The Recipient acknowledges and agrees that it is aware (and that its Representatives are aware or, upon receipt of any Evaluation Information or Discussion Information, will be advised by Recipient) that (i) the Evaluation Material and Discussion Information may contain material, non-public information regarding the Company and (ii) the securities laws prohibit in certain circumstances any persons who have material, non-public information concerning an issuer from purchasing or selling securities of such issuer or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information.

6. Non-Solicitation; No Hire. The Recipient agrees that for a period of one (1) year after the date of this letter agreement, the Recipient, its Representatives (in their capacities as such) and their respective affiliates (in their capacities as such) will not, directly or indirectly, solicit for employment, offer to hire, hire or enter into any employment or consulting agreement or arrangement with any employee of the Company with whom the Recipient or its Representatives had direct contact with, or first became aware of, in connection with evaluating, negotiating or structuring a Possible Transaction; provided, that this letter agreement shall not prohibit the Recipient or its Representatives from (i) making general solicitations for employment not specifically directed at employees of the Company and hiring any person who responds solely as a result of such general solicitations, or (ii) soliciting for employment or hiring any person referred to the Recipient by a recruiter who has not been engaged for the purpose of specifically recruiting, or given instructions to specifically recruit, such person or employees of the Company.

7. Standstill. The Recipient agrees that, for a period of one (1) year from the date of this letter agreement, unless and to the extent Recipient is specifically invited in writing by the Company to do so, neither Recipient nor any of its Representatives (in their capacities as such) will in any manner, directly or indirectly, (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in or in any way advise, assist or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (A) any acquisition of, or of beneficial ownership of, any securities (or derivative securities referencing them or related thereto) of, or any assets of, the Company or any of its subsidiaries or controlled affiliates, or any right to acquire any such securities or assets, (B) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries or controlled affiliates, (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or controlled affiliates, or (D) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission (the “SEC”)) or consents to vote any voting securities or the Company, (ii) form, join or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934) with respect to any of the activities set forth in clause (i) of this sentence, (iii) otherwise act, alone or in concert with others, to seek to control, influence or direct the management, board of directors or policies of the Company or any of its subsidiaries or controlled affiliates, (iv) negotiate with, provide any information to or enter into any discussions or arrangements with any person (other than your Representatives in accordance with this letter agreement) with respect to, or make any proposal or similar statement to any person (other than your Representatives in accordance with this letter agreement) with respect to, or make any public announcement or proposal or offer whatsoever with respect to, or disclose any intention, plan or arrangement with respect to, or act as a financing source for or otherwise invest in any other persons in connection with, or otherwise solicit, seek or offer to effect, any transactions or actions described in clauses (i), (iii) or (iii) above or take any action which could reasonably be expected to require (under applicable Law or in connection with fiduciary obligations) the Company or its board of directors to make a public announcement regarding any of the types of transactions or actions described in clause (i) above, or (v) request the Company (or any of its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence); provided, however, that the Recipient will not be restricted from making a private, confidential proposal for a Possible Transaction solely to the Company’s board of directors so long as such confidential proposal would not require or reasonably be expected to require (under applicable Law, regulation or in connection with fiduciary obligations) the Company or its board of directors to make any public disclosure or announcement regarding such communication.

Notwithstanding anything contained herein to the contrary, the Recipient will cease to be bound by the provisions of, and the Recipient’s restriction on the use of Evaluation Material will not prohibit the actions in clauses (i) through (v) of, the preceding paragraph in the event that (a) the Company’s board of directors approves and the Company enters into, a definitive agreement that provides for a transaction with any person that would result in such person beneficially owning (i) more than 50% of the Company’s outstanding voting securities, or (ii) substantially all of the assets of the Company and its subsidiaries taken as a whole, or (b) any person or persons acting in concert shall have commenced a tender offer or exchange offer for more than 50% of the Company’s outstanding voting securities and the Company’s board of directors shall have recommended that the Company’s stockholders tender or exchange in such offer or failed to recommend that the Company’s stockholders reject such offer within ten (10) business days following the commencement of any such offer.

8. No Agreement. The Parties understand and agree that no contract or agreement providing for any Possible Transaction shall be deemed to exist between the Parties unless and until a final definitive agreement providing therefor has been executed and delivered. The Parties also agree that no Party will be under any obligation of any kind whatsoever with respect to a Possible Transaction by virtue of this letter agreement except for the matters specifically agreed to herein. The Parties further acknowledge and agree that until such definitive agreement is entered into each Party reserves the right, in its sole discretion, to reject any and all proposals made by the other Party or any of the other Party’s Representatives with regard to a Possible Transaction, to determine not to engage in discussions or negotiations and to terminate discussions and negotiations with the other Party at any time.

9. Joint-Bidding; Exclusive Arrangements. The Recipient will not, and will cause its affiliates not to, without the prior written consent of the Company, act as a joint bidder or co-bidder with, or financing source to, or obtain equity financing from, any person with respect to a possible transaction involving the Company (or discuss with any person the possibility of entering into any such arrangement with such person). Without limiting the foregoing, Recipient agrees that neither it nor any of its affiliates or Representatives (acting on behalf of, or in concert with, Recipient or any of its affiliates) will, without the prior express written consent of the Company, enter into any exclusive arrangement with a source of capital or financing (debt, equity or otherwise) in connection with a possible transaction involving the Company (including, for the avoidance of doubt, any exclusive arrangement with any of Recipient’s Representatives); provided that Recipient shall not be required to obtain such prior express written consent in connection with a potential financing transaction with Blackstone Life Sciences Advisors L.L.C. or any of its affiliates. For purposes of this letter agreement, any agreement, arrangement or other understanding, whether written or oral, with any potential debt or equity financing source which could reasonably be expected to, legally or contractually limit, restrict or otherwise impair, directly or indirectly, such financing source from acting as a potential debt or equity financing source to any other party with respect to a potential transaction with Company or any of its subsidiaries shall be deemed to be an exclusive arrangement. The Recipient has not taken any action prior to the date hereof that would be prohibited by this paragraph.

10. Requests for Information. Unless otherwise agreed to by the Company in writing, all communications regarding a Possible Transaction, including (a) requests for additional information, (b) requests for facility tours or management meetings and (c) discussions or questions regarding procedures, timing and terms of a Possible Transaction, will be submitted or directed exclusively to Centerview Partners, LLC.

11. No Waiver of Rights; Assignment. It is understood and agreed that no failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. The rights and obligations of each Party under this letter agreement may not be assigned or transferred to any person without the prior written consent of the other Party, and any attempted assignment in violation of this provision will be void; provided that the Company may without such prior written consent assign this letter agreement and the rights and obligations hereunder in connection with the sale or transfer of all or substantially all of its business or in connection with a merger or other consolidation with another entity upon giving notice to the Recipient.

12. Remedies. It is understood and agreed that money damages are not an adequate remedy for any breach of this letter agreement by the Recipient or any of its Representatives and that any such breach would cause irreparable harm to the Company, and that the Company shall be entitled to equitable relief, including, without limitation, injunction and specific performance, as a remedy for any breach or threatened breach, and in any such case, without requirement for the securing or posting of any bond. Such remedies shall not be deemed to be the exclusive remedies for a breach or threatened breach by the Recipient or any of its Representatives of this letter agreement but shall be in addition to all other remedies available at law or equity to the Company. In the event litigation relating to this letter agreement, if a court of competent jurisdiction determines that this letter agreement has been breached by a Party or its Representatives, then the breaching Party shall reimburse the non-breaching Party for its reasonable and documented costs and expenses (including, without limitation, legal fees and expenses) incurred by the non-breaching Party in connection with all such litigation; provided that if a court of competent jurisdiction determines in a final, non-appealable order that the alleged breaching Party did not breach this letter agreement then the other Party shall reimburse the alleged breaching Party for costs any and expenses paid to the other party in connection with the foregoing proviso.

13. Governing Law. This letter agreement is for the benefit of the Parties hereto, and shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflict of law provisions thereof that would result in the application of the laws of any other jurisdiction. Each Party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such matter, the United States District Court for the District of Delaware (as applicable, the “Chosen Court”), for any actions, suits or proceedings arising out of or relating to this letter agreement (and each Party agrees not to commence any action, suit or proceeding relating thereto except in such courts, and further agrees that service of any process, summons, notice or document by registered mail to such Party’s address set forth above shall be effective service of process for any action, suit or proceeding brought against it in any such court). Each Party hereby irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this letter agreement in the Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each Party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this letter agreement.

14. Certain Definitions. As used in this letter agreement, (i) the term “person” shall be interpreted broadly to include, without limitation, the media (electronic, print or otherwise), the Internet, the public, any governmental or regulatory representative or authority and any corporation, company, group, partnership, limited liability company, other entity or individual, (ii) the term “Representatives,” used with respect to a person, shall mean its affiliates and its and their respective directors, managers, officers, employees, attorneys, accountants, consultants, financial advisors and potential sources of capital or financing; provided, however, that “Representative” shall not include, with respect to Recipient, any financial advisors or any potential sources of capital or financing (debt, equity or otherwise) other than Goldman Sachs International or Blackstone Life Sciences Advisors L.L.C., in each case except to the extent Recipient obtains the prior written consent of the Company, and (iii) the term “affiliate” when used with respect to a person, shall have the meaning given to it in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

15. Entire Agreement. This letter agreement contains the entire agreement between the Parties hereto regarding its subject matter and supersedes all prior agreements, understandings, arrangements and discussions between the parties regarding such subject matter, and shall not be subsequently limited by any “clickthrough” agreement relating to the confidentiality of the Evaluation Material agreed to by the Recipient or any of its Representatives in connection with its access to any data site maintained in connection with a Possible Transaction. This letter agreement shall be deemed to supersede the Prior CDA; provided that the execution of this letter agreement shall not excuse any breach of the Prior CDA, and any such breach shall survive the execution of this letter agreement.

16. No Modification. No provision in this letter agreement can be waived, modified or amended except by written consent of the Parties, which consent shall specifically refer to the provision to be waived, modified or amended and shall explicitly make such waiver, modification or amendment.

17. Counterparts. This letter agreement may be signed by facsimile transmission or portable document format (.pdf) and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument.

18. Severability. If any provision of this letter agreement is found by a court of competent jurisdiction to be invalid, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this letter agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such invalidity.

19. Successors. This letter agreement shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

20. No License. Nothing herein shall be deemed to grant a license, whether directly or by implication, estoppel or otherwise, to any Evaluation Material.

21. Legends. This letter agreement shall not be limited by any specific legends or statements associated with Evaluation Material as disclosed under this letter agreement.

22. Term. Except as otherwise expressly set forth herein, this letter agreement will terminate four (4) years after the date hereof; provided, that in the case of Evaluation Material that may be protectable as trade secret information under applicable law, such information shall be deemed and treated as Evaluation Material under this Agreement for such longer period as such Evaluation Material continues to be protectable as trade secret information under applicable law.

[Signature Page Follows]

Please confirm your agreement with the foregoing by having a duly authorized officer of your organization sign and return one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between the Company and the Recipient.

Very truly yours,

CONSTELLATION PHARMACEUTICALS, INC.

By:	/s/ Karen Valentine
Name: Karen H. Valentine
Title: Chief Legal Officer and General Counsel

CONFIRMED AND AGREED as of the date first written above:

MORPHOSYS AG

By:	/s/ Bodo Marr
Name: Dr. Bodo Marr
Title: Head of Corp. Development

MORPHOSYS AG

By:	/s/ Lara Smith-Weber
Name: Lara Smith-Weber
Title: SVP Global Controlling

[Signature Page to Non-Disclosure Agreement]